                                    Exhibit 99.3

Docebo Reports Third Quarter 2021 Results
Record Net Annual Recurring Revenue (“ARR”) additions driven by record new logo and average contract value growth

TORONTO, ONTARIO - November 11, 2021 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite, today announced financial results for the three and nine months ended September 30, 2021. All amounts are expressed in US dollars unless otherwise stated.

“In the third quarter, we reported growth in revenue and ARR that once again exceeded 60% as we added a record $10.2 million in net ARR,” said Claudio Erba CEO and Founder of Docebo. “The momentum in our business continues to build, and while our growth remains well balanced across customers and industry verticals, the use cases are getting larger, driving further growth in average contract value as more organizations leverage Docebo as a productivity enablement tool to train their employees, partners and customers.”

Added Mr. Erba, “I am also very proud of our recent achievements as a global organization that continues to grow and mature. This includes our recent inclusion in the S&P TSX Composite and our positive social impact efforts such as the training we help deliver to non-profit organizations like Heart & Stroke, Amnesty International, and INHOPE, and our extensive internal CSR initiatives led to recent recognition with a Tech Cares Award from TrustRadius. These initiatives are a testament to Docebo's culture of caring, including Docebo Green Ambassadors, focused on our planet and environment, Docebo Pride, and Docebo Women's Alliance, bringing the importance of diversity, equality, and inclusion to the forefront of our efforts as a company.”

Third Quarter 2021 Financial Highlights
•Revenue of $27.1 million, an increase of 68% from the comparative period in the prior year
•Subscription revenue of $25.1 million, representing 93% of total revenue, and an increase of 66% from the comparative period in the prior year
•Gross profit of $21.4 million, an increase of 62% from the comparative period in the prior year, or 79% of revenue compared to 82% of revenue for the comparative period in the prior year
•Net income of $0.7 million, or $0.02 per share, compared to net loss of $1.2 million, or $0.04 per share for the comparative period in the prior year (net income for the quarter reflected an unrealized gain on FX of $4.8 million)
•Annual Recurring Revenue1, 2 as at September 30, 2021 of $103.5 million, an increase of $38.9 million from $64.6 million at the end of the third quarter of 2020, or an increase of 60.2%
•Negative Adjusted EBITDA2 of $2.0 million, or 7% of revenue, compared to $0.6 million or 4% of revenue, for the comparative period in the prior year
•Negative cash flow generated from operating activities of $0.4 million, compared to positive $0.5 million for the comparative period in the prior year
•Negative free cash flow2 of $1.0 million compared to negative $0.1 million for the comparative period in the prior year
•Cash and cash equivalents of $215.5 million as at September 30, 2021 compared to $219.7 million as at December 31, 2020

1 Please refer to “Key Performance Indicators” section of this press release.
2 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Third Quarter 2021 Business Highlights
•Docebo is now used by 2,636 customers, an increase from 2,025 customers at the end of September 30, 2020
•Strong growth in average contract value, calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $31,900 to $39,275
•Record average contract value for new deals signed during the third quarter at $58,784
•Signed a new customer agreement with Zoom Video Communications to create personalized learning experiences with the ability to robustly scale and service employees, partners and customers under a single platform

•Signed a new customer agreement with Neiman Marcus, the American chain of luxury department stores, to provide best-in-class learning solutions to accelerate their digital transformation projects
•Added several customers in the biotech and healthcare sectors including a new customer agreement with Smiths Medical, a leading global manufacturer of specialty medical devices, who has invested in the wider Docebo Learning Suite including Docebo Learn LMS and Docebo Learning Impact
•Signed a user and product expansion agreement with Deliveroo, a leading on-demand food delivery service, to introduce a new way to develop content using Docebo Shape and measure the impact of their learning programs while benchmarking against peers using Docebo Learning Impact
•At the Docebo Inspire annual conference in October, introduced Docebo Connect and Docebo Flow, innovations that allow customers to make integrations of Docebo Learn LMS into their enterprise tech stack faster and more effective, and to allow training delivery alongside their most-used enterprise applications within the daily flow of work
•Added to the S&P/TSX Composite Index, the principal benchmark measure for the Canadian markets consisting of its largest and most respected public companies
•Subsequent to the quarter end, Docebo was proud to be recognized with the 2021 Tech Cares Award from TrustRadius, for demonstrating strong corporate social responsibility (CSR) in empowering women in technology with opportunities for growth

Third Quarter 2021 Results

Selected Financial Measures

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	25,057	15,101	9,956	65.9%	68,476	40,699	27,777	68.2%
Professional Services	2,011	995	1,016	102.1%	5,965	3,462	2,503	72.3%
Total Revenue	27,068	16,096	10,972	68.2%	74,441	44,161	30,280	68.6%

Gross Profit Margin	21,385	13,213	8,172	61.8%	59,742	35,597	24,145	67.8%
Percentage of Total Revenue	79.0%	82.1%			80.3%	80.6%

Key Business Indicators

	As at September 30,
	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	103.5	64.6	38.9	60.2%
Average Contract Value (in thousands of US dollars)	39.3	31.9	7.4	23.2%
Customers	2,636	2,025	611	30.2%

Non-IFRS Metrics

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	(1,953)	577	(2,530)	(438.5)%	(6,437)	(2,698)	(3,739)	138.6%
Free Cash Flow	(1,038)	(140)	(898)	641.4%	(4,223)	(2,882)	(1,341)	46.5%

Conference Call

Management will host a conference call on Thursday, November 11, 2021 at 8:00 am ET to discuss these third quarter results.
To access the conference call, please dial 647-792-1241 or 1-800-437-2398. The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until November 18, 2021 and for 90 days on our website. To listen to the recording, call 647-436-0148 or 1-888-203-1112 and enter passcode 9395821.

Forward-looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 10, 2021 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three and nine months ended September 30, 2021 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information, please contact:

Dennis Fong, Investor Relations
(416) 283-9930
investors@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income (loss) and comprehensive loss for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share data)	2021	2020	2021	2020
	$	$	$	$
Revenue	27,068	16,096	74,441	44,161
Cost of revenue	5,683	2,883	14,699	8,564
Gross profit	21,385	13,213	59,742	35,597

Operating expenses
General and administrative	6,817	3,575	21,178	11,260
Sales and marketing	11,142	5,796	30,708	17,559
Research and development	5,481	3,265	14,858	9,476
Share-based compensation	745	512	1,662	1,317
Foreign exchange (gain) loss	(4,765)	440	375	(1,607)
Depreciation and amortization	501	279	1,464	771
	19,921	13,867	70,245	38,776
Operating income (loss)	1,464	(654)	(10,503)	(3,179)

Finance expense, net	29	78	103	37
Other income	(21)	(19)	(64)	(57)
Income (loss) before income taxes	1,456	(713)	(10,542)	(3,159)

Income tax expense	795	445	1,631	754

Net income (loss) for the period	661	(1,158)	(12,173)	(3,913)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	4,691	117	(575)	2,035
Comprehensive loss	(4,030)	(1,275)	(11,598)	(5,948)

(Loss) income per share - basic	0.02	(0.04)	(0.37)	(0.14)
(Loss) income per share - diluted	0.02	(0.04)	(0.37)	(0.14)
Weighted average number of common shares outstanding - basic	32,834,833	28,820,652	32,809,397	28,632,806
Weighted average number of common shares outstanding - diluted	34,122,772	28,820,652	32,809,397	28,632,806

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	September 30, 2021	December 31, 2020	Change	Change
	$	$	$	%
Cash and cash equivalents	215,507	219,658	(4,151)	(1.9)%
Total assets	259,544	254,244	5,300	2.1%
Total liabilities	68,542	53,938	14,604	27.1%
Total long-term liabilities	8,406	8,211	195	2.4%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this press release include “Annual Recurring Revenue ”, “Adjusted EBITDA” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Annual Recurring Revenue was as follows as at September 30:

	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	103.5	64.6	38.9	60.2%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$
Net income (loss)	661	(1,158)	(12,173)	(3,913)
Finance expense, net(1)	29	78	103	37
Depreciation and amortization(2)	501	279	1,464	771
Income tax expense	795	445	1,631	754
Share-based compensation(3)	745	512	1,662	1,317
Other income(4)	(21)	(19)	(64)	(57)
Foreign exchange (gain) loss(5)	(4,765)	440	375	(1,607)
Acquisition related compensation(6)	102	—	306	—
Transaction related expenses(7)	—	—	259	—
Adjusted EBITDA	(1,953)	577	(6,437)	(2,698)

Notes:

(1)Finance expense for the three and nine months ended September 30, 2021 and 2020 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange (gain) loss.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for one employee of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees relating to the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Free Cash Flow

Free Cash Flow is defined as cash (used in) from operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$
Cash flow (used in) from operating activities	(411)	455	(3,224)	(1,891)
Additions to property and equipment	(627)	(595)	(999)	(991)
Free Cash Flow	(1,038)	(140)	(4,223)	(2,882)